BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                              December 24, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Short Term Income Fund
                  Registration Statement on Form N-1A
                  (File Nos. 333-114423; 811-21558)

Ladies and Gentlemen:

         This letter is to respond to comments we received on December 16, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A for Pioneer Short Term Income Fund (the "Registrant") filed on October 30, 2009.

I. General Comment

1.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the fund's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in its prospectus in accordance with, or otherwise respond to, the applicable Staff comments provided by Mr.
                  Minore on Post-Effective Amendment No. 9 to the Registration
                  Statement on Form N-1A for Pioneer Series Trust V on December
                  16, 2009.

     Response:    The Registrant has addressed the applicable Staff's comments provided by Mr. Minore on Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A for Pioneer Series
                  Trust V on December 16, 2009 in its prospectuses in the manner indicated in the responses provided by Pioneer Series Trust V to the Staff's comments.

II. Summary Prospectus Legend

1.   Comment:     The Staff requested that the Registrant include in
                  its response letter the legend that it intends to use in its summary prospectus filed under Rule 497(k).

     Response:    The following legend will be included in the Registrant's
                  summary prospectus to be filed under Rule 497(k):

                      Before you invest, you may want to review the fund's prospectus, which contains more information about the fund and its risks. You can find the fund's prospectus, statement of additional information and other information about the fund online at [ ]. You also can obtain this information at no cost by calling 1-800-225-6292 or by sending an email request to askpioneer@pioneerinvestments.com. The fund's current prospectus and statement of additional information, dated December 31, 2009, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders dated August 31, 2009, are incorporated by reference into this summary prospectus.

III. Investment Objective

1.   Comment:     The Staff noted that the Registrant's investment
                  objective is "a high level of current income to the extent consistent with a relatively high level of stability of principal." The Staff requested that the Registrant explain in its response letter how the Registrant reconciles an objective of a high level of current income with a high level of stability of principal.

     Response:    The Registrant notes that its investment objective is "a high level of current income to the extent consistent with a relatively high level of stability of principal" (emphasis added). The Registrant notes that the Registrant seeks to achieve its investment objective by investing primarily in short-term investment grade securities (through which the Registrant seeks to reduce the impact of interest rate changes on the Registrant's share price and therefore provide a relatively high level of stability of principal) that the Registrant's adviser believes will provide a high level of current income.

IV. Fees and Expenses of the Fund

1.   Comment:     The Staff stated that Footnote 1 to the Fee Table,
                  which describes fee waiver arrangements, should discuss fee waiver arrangements only with respect to those classes for which the fee waiver is presented in the Fee Table.

     Response:    The Registrant confirms that Footnote 1 to the Fee Table
                  discusses fee waiver arrangements only with respect to those classes for which the fee waiver is presented in the Fee
                  Table.

2.   Comment:     The Staff requested that the Registrant remove the
                  statement "there can be no assurance that the adviser will extend the expense limitations beyond such time" from Footnote
                  1."

     Response:    The Registrant respectfully submits that the statement
                  referenced by the Staff relates to the period for which the fee waiver arrangement is expected to continue, in accordance with Instruction 3(e) to Item 3 to Form N-1A, and accordingly has not made the requested change.

3.   Comment:     The Staff asked if the Registrant charges sales loads
                  on reinvested dividends and distributions, and if so, to add the disclosure required by Item 3 to Form N-1A.

     Response:    The Registrant confirms that it does not charge sales loads on reinvested dividends and distributions.

4.   Comment:     The Staff requested that the Registrant confirm in
                  its response that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnote to the Fee Table.

     Response:    The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnote to the Fee
                  Table.

V. Principal Investment Strategies

1.   Comment:     The Staff noted that the Registrant states that it
                  may "invest a portion of its assets in securities of non-U.S.
                  issuers, including debt securities of emerging market issuers." The Staff requested that the Registrant revise this statement to clarify that the Registrant may invest up to 20% of its assets in securities of non-U.S. issuers, including up to 5% of its assets in debt securities of emerging market issuers.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant states that it
                  may invest in mortgage-related and asset-backed securities.
                  The Staff requested that the Registrant confirm in its response if it may invest in all categories of mortgage-related and asset-backed securities, or, if it focuses on certain categories, to clarify the disclosure accordingly.

     Response:    The Registrant confirms that it may invest in all categories of mortgage-related and asset-backed securities.

3.   Comment:     The Staff noted that the Registrant states in the
                  Principal Investment Strategies section that it may invest in "short-term holdings," and in the More on the Fund's Principal
                  Investment Strategies section that it may invest in "short-term money market instruments of U.S. and non-U.S.
                  issuers." The Staff requested that the Registrant clarify in the Principal Investment Strategies section that it may invest in "short-term money market instruments of U.S. and non-U.S.
                  issuers."

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff noted that the Registrant states that
                  "normally, at least 80% of the [Registrant's] net assets (plus the amount of borrowings, if any, for investment purposes) are invested in debt securities that are rated investment grade at the time of purchase." The Staff requested that the Registrant briefly indicate in the disclosure if it would limit any new investments to investment grade debt securities at any time that less than 80% of its net assets were invested in investment grade debt securities.

     Response:    The Registrant respectfully submits that the disclosure
                  requested by the Staff does not provide helpful disclosure to investors and, accordingly, has not made the requested change.

5.   Comment:     The Staff noted that the Registrant states that it
                  "may invest up to 10% of its net assets in below investment grade debt securities (known as "junk bonds")." The Staff requested that the Registrant add disclosure to indicate that it may invest in securities that are in default.

     Response:    The Registrant has made the requested change.

6.   Comment:     The Staff noted that the Registrant states that it
                  may invest in certain securities that do not generate income, including those with zero coupon, contingent and deferred features, and asked if these investments are consistent with the Registrant's investment objective.

     Response:    The Registrant does not believe that investing in these types of securities as part of its overall portfolio is inconsistent with its investment objective. These instruments provide either income or imputed income.

VI. Principal Risks of Investing in the Fund

1.   Comment:     The Staff requested that the Registrant clarify that
                  the risk factor for U.S. government obligations applies to the risks of investing in securities issued by U.S. government agencies.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant refers to
                  "sub-prime" mortgages in the risk factor for mortgage-related and asset-backed securities. The Staff requested that, if correct, the Registrant disclose that it may invest in "sub-prime" mortgages in the Principal Investment Strategies section.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff noted that the Registrant includes a risk
                  factor regarding derivatives and requested that the Registrant confirm that it has stated in the Principal Investment
                  Strategies section that it may invest in derivatives.

     Response:    The Registrant confirms that it has stated in the Principal
                  Investment Strategies section that the Registrant may invest in derivatives.

4.   Comment:     The Staff noted that the Registrant includes a risk
                  factor titled "Risk of Increase in Expenses". The Staff asked that the Registrant to indicate in its response if there has been a material change in the Registrant's expense ratio since the Registrant's fiscal year end, and if so, whether the expenses included in the Fee Table have been restated to reflect the Registrant's current expenses.

     Response:    The Registrant confirms that there has not been a material change in the Registrant's expense ratio since the Registrant's fiscal year end that would require the expenses included in the Fee Table to be restated.

VII. The Fund's Past Performance

1.   Comment:     The Staff requested that the Registrant delete the
                  statement that "the table (a) reflects sales charges applicable to the class, (b) assumes that you sell your shares at the end of the period and (c)assumes that you reinvest all of your dividends and distributions" in the first and third paragraphs in the Registrant's Past Performance section.

     Response:    The Registrant has made the requested changes.

2.   Comment:     The Staff requested that the Registrant delete the
                  words "return before taxes" presented in the Average Annual
                  Total Returns table under Class B, C and Y shares, and instead include the language provided in Item 4(b)(2)(iv) of Form N-1A adjacent to the table.

     Response:    The Registrant has made the requested changes.

3.   Comment:     The Staff suggested that the Registrant consider
                  deleting the "Inception Date" column of the Average Annual
                  Total Returns table if all classes of the Registrant have the same inception date, and including the inception date under the column heading "Since Inception."

     Response:    The Registrant notes that the format of the Average Annual
                  Total Returns table is the same for all of the funds in the Pioneer fund complex, that many of the funds in the Pioneer fund complex have classes with different inception dates, and that it would be operationally difficult to customize the Average Annual Total Returns table for those funds for which all classes have the same inception date. Accordingly, the Registrant has not made the suggested change.

VIII. Management

1.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in the Portfolio Management section to clarify when the portfolio manager began serving as the portfolio manager of the Registrant.

     Response:    The Registrant has made the requested change.

IX. Purchase and Sale of Fund Shares

1.   Comment:     The Staff requested that the Registrant delete the
                  statement with respect to the initial investment amount for Class Y shares that "this amount may be invested in one or more of the Pioneer mutual funds that currently offer Class Y shares."

     Response:    The Registrant respectfully submits that the statement
                  referenced by the Staff is necessary in order for shareholders to understand the required initial investment amount for Class
                  Y shares. Accordingly, the Registrant has not made the requested change.

X. Tax Information

1.   Comment:     The Staff requested that the Registrant revise the
                  statement in the Tax Information section that an investor
                  "normally will have to pay federal income taxes, and any state or local taxes, on the dividends and capital gain distributions" they receive, to state that an investor
                  "normally will have to pay income taxes on the dividends and capital gain distributions" they receive.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant confirm that,
                  to the extent that it has not made distributions, it will track the language provided in Item 7 of Form N-1A and state that it intends to make distributions that may be taxed as ordinary income or capital gains in lieu of the current disclosure in the Tax Information section.

     Response:    The Registrant confirms that it will track the language
                  provided in Item 7 of Form N-1A in lieu of the current disclosure in the Tax Information section to the extent that it has not made distributions.

XI. Payments to Broker-Dealers and Other Financial Intermediaries

1.   Comment:     The Staff requested that the Registrant revise the
                  third sentence of the Payments to Broker-Dealers and Other
                  Financial Intermediaries section by adding "salesperson or" to the statement: "ask your salesperson or investment professional or visit your financial intermediary's website for more information."

     Response:    The Registrant has made the requested change.

XII. More on the Fund's Principal Investment Strategies

1.   Comment:     The Staff noted that the Registrant states that up to
                  10% of its net assets may be below investment grade, and requested that the Registrant indicate that below investment grade debt securities are also known as "junk bonds."

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant states that it
                  may invest a substantial portion of its assets in mortgage-related securities, and that the category of privately-issued mortgage-related securities is viewed by the Staff as a separate industry for purposes of a fund's concentration policy. The Staff requested that, to the extent it invests more than 25% of its assets in privately-issued mortgage-related securities, the Registrant reconcile such investments with its concentration policy.

     Response:    The Registrant notes that, as disclosed in the Statement of
                  Additional Information, the Registrant relies on the MSCI
                  Global Industry Classification Standard (GICS) classifications in identifying industries for purposes of its concentration policy.

3.   Comment:     The Staff noted that the Registrant includes a
                  section titled "Additional Investment Strategies" and requested that the Registrant clarify that the investment strategies discussed in this section are not principal investment strategies.

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff requested that the Registrant note in the
                  discussion of securities lending by the funds that the Fund may lend up to 33 1/3% of its total assets.

     Response:    The Registrant has made the requested change.

XIII.  More on the Risks of Investing in the Fund

1.   Comment:     The Staff requested that the Registrant replace the
                  word "certain" with the word "principal" in the third sentence of the first paragraph in the More on the Risks of Investing in the Fund section.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant clarify which
                  of the investment risks discussed in the "More on the Risks of Investing in the Fund" section are principal risks and which are not.

     Response:    The Registrant has made the requested change.

XIV.   Share Prices for Transactions

1.   Comment:     The Staff requested that the Registrant add "or
                  authorized agent" to the end of the statement that "if your order is placed with the transfer agent or an authorized agent after the close of regular trading on the New York Stock
                  Exchange, or your order is not in good order, the share price will be based on the net asset value next determined after your order is received in good order by the Fund or authorized agent."

     Response:    The Registrant has made the requested change.

XV. Comments to Statements of Additional Information

1.   Comment:     The Staff noted that the Registrant states in the
                  discussion in the Statement of Additional Information regarding Lending of Portfolio Securities that "the Fund may not exercise voting rights on loaned securities, but reserves the right to recall loaned securities so that they may be voted according to the Fund's Proxy Voting Policies and Procedures". The Staff requested that the Registrant confirm in its response that the Fund's proxy voting policies and procedures satisfy the requirements set forth in the no-action letters issued by the Commission to State Street Bank & Trust
                  Company with respect to securities lending.

     Response:    The Registrant confirms that its proxy voting policies and procedures satisfy the requirements set forth in the no-action letters issued by the Commission to State Street Bank & Trust
                  Company with respect to securities lending.

2.   Comment:     The Staff noted that, in response to a Staff comment
                  on Post-Effective Amendment No. 5 to the Registration
                  Statement on Form N-1A for Pioneer Series Trust IV requesting a discussion in the Statement of Additional Information of the Staff's position regarding mortgaging, hypothecating or pledging of assets, Pioneer Series Trust IV had included a statement that:

                       "If the Fund were to pledge its assets, the Fund would
                      take into account any then-applicable legal guidance, including any applicable SEC staff position, would be guided by the judgment of the Fund's Board and Pioneer regarding the terms of any credit facility or arrangement, including any collateral required, and would not pledge more collateral than, in their judgment, is necessary for the Fund to obtain the credit sought."

                  The Staff requested that the Registrant revise this statement in its Statement of Additional Information to disclose the Staff's current position regarding mortgaging, hypothecating or pledging of assets.

     Response:    The Registrant has made the requested change.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                          Sincerely,

                                                          /s/ Jeremy Kantrowitz

                                                          Jeremy Kantrowitz